

Mail Stop 7010

April 24, 2006

Via U.S. mail and facsimile

Mr. Ron Carte
Chief Executive Officer
Zenex International, Inc.
14220 S. Meridian Avenue
Oklahoma City, OK 73173

> **RE:** **Zenex International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-24684**

Dear Mr. Carte:

We have reviewed your response letter dated April 19, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 9A. Controls and Procedures, page 26

2. We read your response to comment five from our letter dated April 3, 2006. Your response does not include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Please revise your disclosure to also include the following sentence. "Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Notes to Financial Statements

3. We read your response and proposed disclosure to comment six from our letter dated April 3, 2006. Please also include in your disclosure gross profit or cost of sales for each of the quarterly periods. Refer to Item 302(a) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-10

Organization and Nature of Business, page F-10

4. We read your response to comment seven from our letter dated April 3, 2006. Your response states that Aduddell Roofing and Sheet Metal was an 80% partner in the joint venture and recorded only the income and expenses related to their portion of the joint venture. It is still unclear to us from your response how you reflected the joint venture in your financial statements. Please specifically address whether you consolidated the joint venture in your financial statements, recorded the joint venture under the equity method of accounting, or used proportionate consolidation. Please also include in your response the accounting guidance you relied on as a basis for your conclusion. As previously requested, please expand your disclosure to discuss in greater detail the terms and structure of the joint venture.

Note 13 – Stock Options, page F-19

5. We read your response and proposed disclosure to comment nine from our letter dated April 3, 2006. Your proposed disclosure does not consist of all the disclosures required by paragraphs 45-46 and 47(d)-47(e) SFAS 123 as amended by SFAS 148. As previously requested, please revise your disclosure

to include this information. Your disclosure should include information such as:

- the method used to account for stock-based employee compensation, for each period presented,
- if stock-based employee compensation was recorded using the principles of APB 25, a tabular reconciliation to present stock-based employee compensation as if it had been recorded using the principles in SFAS 123(R).
- a description of the plan, including the general terms of the plan,
- a description of the method and significant assumptions used to estimate the fair values of the options, and
- total compensation cost recognized in income for stock-based employee compensation awards, for each period presented.

Note 14 – Earnings Per Share, page F-20

6. We read your response and proposed disclosure to comment ten from our letter dated April 3, 2006. Your proposed disclosure does not include the securities that were not included in the computation of diluted earnings per share because their effect would have been antidilutive. As previously requested, please include this information for each of the periods presented. Refer to 40(c) of SFAS 128.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief